Exhibit 2.2

Cooperation Agreement

Gran Tierra Energy Inc.

and

i3 Energy Plc

19 August 2024

Contents

1.	Definitions and interpretation	1
2.	Publication of the Announcement and the terms of the Acquisition	7
3.	Undertakings in relation to Regulatory Approvals and Conditions	7
4.	Acquisition Document	10
5.	Implementation of the Acquisition	10
6.	Switching to a Takeover Offer	11
7.	i3 Energy Plc Share Plans	12
8.	Directors' and officers' insurance	13
9.	Termination	13
10.	Takeover Code	14
11.	Warranties	14
12.	Costs	15
13.	Entire agreement	15
14.	Assignment	15
15.	Notices	15
16.	Language	17
17.	Waivers, rights and remedies	17
18.	No partnership	17
19.	Time of essence	17
20.	Further assurances	17
21.	Counterparts	17
22.	Variations	17
23.	Invalidity	18
24.	Third party enforcement rights	18
25.	Governing law and jurisdiction	18

Schedule

i3 Energy Plc Share Plans	1
Form of Announcement	7

THIS AGREEMENT is made on 19 August 2024

BETWEEN:

(1)	Gran Tierra Energy Inc. a company incorporated in Delaware whose registered office is at 500 Centre Street SE Calgary Alberta Canada T2G 1A6 (Gran Tierra Energy Inc.); and

(2)	i3 Energy Plc, a public limited company registered in England and Wales with the company number 10699593, whose registered office is at New Kings Court Tollgate, Chandler's Ford, Eastleigh, Hampshire, United Kingdom, SO53 3LG (i3 Energy Plc),

(each a party and together the parties).

Recitals:

(A)	Gran Tierra Energy Inc., proposes to announce immediately following execution of this agreement a firm intention to make a recommended offer for the entire issued and to be issued share capital of i3 Energy Plc pursuant to Rule 2.7 of the Code.

(B)	The Acquisition will be made on the terms and subject to the conditions set out in the Announcement and this agreement.

(C)	The parties intend that the Acquisition will be implemented by way of the Scheme, although Gran Tierra Energy Inc. reserves the right, subject to the terms of this agreement and the Announcement, to implement the Acquisition by way of the Takeover Offer.

(D)	The parties have agreed to take certain steps to effect the completion of the Acquisition (whether by way of the Scheme or the Takeover Offer) and are entering into this agreement to set out their respective rights, obligations and commitments in relation to such matters.

The Parties agree as follows:

1.	Definitions and interpretation

1.1.	In this agreement (including the recitals but excluding Schedule 1), the terms and expressions listed in this clause 1.1 shall have the meanings set out in this clause 1.1. Terms and expressions used in Schedule 1 shall have the meanings given to them in Schedule 1.

Acceptance Condition means the acceptance condition to any Takeover Offer;

Acquisition means the acquisition of the entire issued and to be issued ordinary share capital of i3 Energy Plc by Gran Tierra Energy Inc., to be effected by way of: (i) the Scheme; or (ii) a Takeover Offer (as the case may be);

Acquisition Document means (i) if the Scheme is (or is to be) implemented, the Scheme Document; or (ii) if a Takeover Offer is (or is to be) implemented, the Offer Document;

Agreed Switch means a Switch pursuant to clause 6.1(a) in circumstances where neither clause 6.1(b) and 6.1(c) applies at the relevant time or subsequently;

AIM means the market of that name operated by London Stock Exchange plc;

AIM Rules means the rules and guidance for companies whose shares are admitted to and trading on AIM, entitled "AIM Rules for Companies" as published by London Stock Exchange plc from time to time;

Announcement means the announcement detailing the terms and conditions of the Acquisition to be made pursuant to Rule 2.7 of the Code, in substantially the form set out in Schedule 1;

Business Day means a day other than a Saturday or Sunday or public holiday in England and Wales, Canada or the United States on which banks in London, Calgary and New York are open for general commercial business;

Canadian Personal Information means information about an identifiable individual other than such individual's business contact information where such business contact information is collected, used or disclosed for the purposes of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose;

Canadian Privacy Laws means the Personal Information Protection and Electronic Documents Act (Canada) and any similar Laws relating to the collection, use, disclosure or storage of Canadian Personal Information including, but not limited to, the Personal Information Protection Act (Alberta) and the Personal Information Protection Act (British Columbia);

Code means the City Code on Takeovers and Mergers, as issued from time to time by or on behalf of the Panel;

Competing Proposal means:

(a)	an offer, including a partial, exchange or tender offer, merger, acquisition, dual-listed structure, scheme of arrangement, reverse takeover and/or business merger, the object or potential effect of which is a Third Party acquiring, whether directly or indirectly, 30 per cent or more of the issued or to be issued ordinary share capital of i3 Energy Plc (when aggregated with the shares already held by the Third Party and any person acting or deemed to be acting in concert with the Third Party) or any arrangements or series of arrangements which results in any Third Party acquiring, consolidating or increasing "control" (as defined in the Code) of i3 Energy Plc; or

(b)	a Third Party acquiring, whether directly or indirectly, of all or substantially all of the business, assets and/or undertakings of i3 Energy Plc; or

in each case, which is not effected by Gran Tierra Energy Inc. (or a person acting in concert with Gran Tierra Energy Inc. and whether implemented in a single transaction or a series of transactions and whether conditional or otherwise;

Conditions means:

(c)	for so long as the Acquisition is being implemented by means of the Scheme, the conditions to the implementation of the Acquisition (including the Scheme) as set out in Appendix 1 to the Announcement and to be set out in the Acquisition Document; and

(d)	if the Acquisition is being implemented by means of a Takeover Offer, the conditions referred to in (a) above, as amended by replacing the Scheme Conditions with an Acceptance Condition,

and Condition shall be construed accordingly;

Confidentiality Agreement means the confidentiality agreement between Gran Tierra Energy Inc. and i3 Energy Plc in relation to the Acquisition dated 28 February 2024;

Costs means losses, damages, costs (including reasonable legal costs) and expenses (including taxation), in each case of any nature whatsoever;

Court means the High Court of Justice in England and Wales;

Court Hearing means the hearing by the Court of the petition to sanction the Scheme and to grant the Court Order;

Court Meeting means the meeting(s) of the Scheme Shareholders to be convened by order of the Court pursuant to section 896 of the UK Companies Act, notice of which will be set out in the Scheme Document, for the purpose of approving the Scheme, including any adjournment thereof;

Court Order means the order(s) of the Court sanctioning the Scheme under section 899 of the UK Companies Act;

Day 39 means, in the context of a Takeover Offer, the 21st day prior to Day 60;

Day 60 means, in the context of a Takeover Offer, the 60th day after the publication of the initial Offer Document;

Effective Date means:

(e)	the date on which the Scheme becomes effective in accordance with its terms; or

(f)	if a Takeover Offer is implemented, the date that the Takeover Offer becomes or is declared unconditional;

Gran Tierra Energy Inc. Directors means the directors of Gran Tierra Energy Inc. from time to time;

Gran Tierra Energy Inc. Group means Gran Tierra Energy Inc. and its subsidiaries and subsidiary undertakings (including Gran Tierra Energy Inc.) and member of the Gran Tierra Energy Inc. Group shall be construed accordingly;

Gran Tierra Energy Inc. Responsible Persons means the Gran Tierra Energy Inc. Directors and any other person required by the Panel pursuant to Rule 19.2 of the Code to take responsibility for the information in the Acquisition Document for which an offeror is required to accept responsibility under the Code;

Group means, in relation to any person, that person and any bodies corporate which are subsidiaries or subsidiary undertakings of that person;

i3 Energy Plc Board means the board of directors of i3 Energy Plc from time to time;

i3 Energy Plc Board Adverse Recommendation Change means:

(g)	any public statement by or on behalf of the i3 Energy Plc Directors (or any of them) withdrawing or adversely modifying the i3 Energy Plc Board Recommendation or recommending a Competing Proposal, or stating the intention of the i3 Energy Plc Directors to do so (whether conditionally or unconditionally);

(h)	prior to any Switch, any of the following circumstances arise, other than as a result of logistical or practical matters outside the reasonable control of i3 Energy Plc, a material breach of this Agreement on the part of Gran Tierra Energy Inc. or a supplementary circular is required to be published by the Court or the Panel in connection with the Scheme and save as may otherwise be agreed with Gran Tierra Energy Inc. in writing:

(i)	the Scheme Document is not posted to Scheme Shareholders within 28 calendar days of the date of the Rule 2.7 Announcement;

(ii)	the i3 Energy Plc Shareholder Meetings have not been held within 30 clear days of the date of the Scheme Document; or

(iii)	the Court Hearing has not, subject to the Court's availability, been set for a date as soon as reasonably practicable after the date on which all Conditions (other than the Condition relating to the Court's sanction of the Scheme and any Condition relating to the Long Stop Date) have been satisfied;

i3 Energy Plc Board Recommendation means a unanimous and unqualified recommendation from the i3 Energy Plc Directors to i3 Energy Plc Shareholders in respect of the Acquisition: (i) to vote in favour of the i3 Energy Plc Resolutions; or (ii) if Gran Tierra Energy Inc. elects to proceed with a Takeover Offer in accordance with the terms of this agreement, to accept the Takeover Offer;

i3 Energy Plc Directors means the directors of i3 Energy Plc from time to time;

i3 Energy Plc General Meeting means the general meeting of i3 Energy Plc to be convened in connection with the Scheme, notice of which will be set out in the Scheme Document, including any adjournment thereof;

i3 Energy Plc Group means i3 Energy Plc and its subsidiaries and subsidiary undertakings and member of the i3 Energy Plc Group shall be construed accordingly;

i3 Energy Plc Resolutions means such shareholder resolutions of i3 Energy Plc as are necessary to approve, implement and effect the Scheme and the Acquisition and related changes to i3 Energy Plc's articles of association;

i3 Energy Plc Shareholder Meetings means the Court Meeting and the i3 Energy Plc General Meeting;

i3 Energy Plc Shareholders means the holders of i3 Energy Plc Shares from time to time;

i3 Energy Plc Shares means the ordinary shares of 0.01 pence in the capital of i3 Energy Plc;

Law means any applicable statute, law, rule, regulation, ordinance, code, order, judgment, injunction, writ, decree, directive, policy, guideline, interpretation or rule of common law issued, administered or enforced by any Regulatory Authority, or any judicial or administrative interpretation thereof;

Long Stop Date has the meaning given to it in the Announcement;

Offer Document means, if Gran Tierra Energy Inc. elects to implement the Acquisition by way of a Takeover Offer in accordance with the terms of this agreement, the document to be sent to (among others) i3 Energy Plc Shareholders setting out, among other things, the full terms and conditions of the Takeover Offer;

Panel means the Panel on Takeovers and Mergers;

Regulatory Approvals means all authorisations, orders, grants, recognitions, determinations, confirmations, consents, waivers, licences, clearances, permissions, exemptions, approvals (conditional or otherwise) and/or filings that are necessary to satisfy one or more of the Regulatory Conditions;

Regulatory Authority means any central bank, national, state, municipal or local ministry or department of such ministry (or equivalent of the relevant state), government or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body or authority or tribunal (including any national or supranational anti-trust, competition or merger control authority, any sectoral ministry or regulator and any foreign investment review body), any national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), any entity owned or controlled by them, any private body exercising any regulatory, taxing, importing or other authority, any trade agency, association, institution, any professional or environmental body or any other body or person in any jurisdiction, including, without limitation, for the avoidance of doubt and without prejudice to the foregoing, the Panel, the Financial Conduct Authority, the Secretary of State, the United Kingdom North Sea Transition Authority, the Alberta Energy Regulator, the British Columbia Energy Regulator, US Securities and Exchange Commission, New York Stock Exchange LLC, Toronto Stock Exchange and London Stock Exchange plc;

Regulatory Conditions means Conditions 3(a) to 3(e)(ii) as set out in Part 1 of Appendix 1 of the Announcement;

Regulatory Information Service means any information service authorised from time to time by the Financial Conduct Authority for the purpose of disseminating regulatory announcements;

Remedies means any conditions, measures, commitments, undertakings, remedies (including disposals, whether before or following completion of the Acquisition, and any pre-divestiture reorganisations) or assurance (financial or otherwise) offered or required in connection with the obtaining of any Regulatory Approvals, and Remedy shall be construed accordingly;

Scheme means the scheme of arrangement proposed to be made under Part 26 of the UK Companies Act between i3 Energy Plc and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by i3 Energy Plc and Gran Tierra Energy Inc.;

Scheme Conditions means the Conditions referred to in paragraph 2 of part A of Appendix 1 to the Announcement;

Scheme Document means the document to be sent to (among others) Scheme Shareholders containing and setting out, among other things, the full terms and conditions of the Scheme and containing the notices convening the Court Meeting and the i3 Energy Plc General Meeting;

Scheme Shareholders means the holders of Scheme Shares;

Scheme Shares has the meaning given in the Announcement;

Switch has the meaning given in clause 6.1;

Takeover Offer means any takeover offer (within the meaning of section 974 of the UK Companies Act) and similar offer, offer to acquire or bid made in any applicable jurisdiction made by or on behalf of Gran Tierra Energy Inc. to acquire the entire issued and to be issued share capital of i3 Energy Plc on the terms and conditions to be set out in an Offer Document, including any subsequent revision, amendment, variation, extension, or renewal;

Third Party means a party other than Gran Tierra Energy Inc. or anyone acting in concert with Gran Tierra Energy Inc.;

Transaction Canadian Personal Information means Canadian Personal Information in the possession, custody or control of any member of the i3 Energy Plc Group, including Canadian Personal Information about employees, contractors, suppliers, customers, directors, officers, shareholders or other securityholders of the i3 Energy Plc Group that is or will be: (i) disclosed by i3 Energy Plc to Gran Tierra Energy Inc. prior to the completion of the Acquisition; or (ii) collected by Gran Tierra Energy Inc. prior to the completion of the Acquisition, in either case, in connection with the Acquisition;

UK Companies Act means the UK Companies Act 2006; and

Working Hours means 9.30 a.m. to 5.30 p.m. in the relevant location on a Business Day.

1.2.	In this agreement, unless the context otherwise requires:

(a)	the expressions subsidiary and subsidiary undertaking have the meanings given in the UK Companies Act;

(b)	the expressions acting in concert and concert parties shall be construed in accordance with the Code;

(c)	interest in shares or securities shall be construed in accordance with the Code;

(d)	a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced;

(e)	references to a person include any individual, an individual's executors or administrators, a partnership, a firm, a body corporate (wherever incorporated), an unincorporated association, government, state or agency of a state, local or municipal authority or government body, a joint venture, association, works council or employee representative body (in any case, whether or not having separate legal personality);

(f)	references to a recital, paragraph, clause or Schedule (other than a schedule to a statutory provision) shall refer to those of this agreement unless stated otherwise;

(g)	headings do not affect the interpretation of this agreement, the singular shall include the plural and vice versa, and references to one gender include all genders;

(h)	references to time are to London time;

(i)	any reference to a day (including within the phrase Business Day) shall mean a period of 24 hours running from midnight to midnight;

(j)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(k)	references to £, pounds sterling, pence and p are references to the lawful currency from time to time of the United Kingdom;

(l)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(m)	a reference to any other document referred to in this agreement is a reference to that other document as amended, varied or supplemented at any time; and

(n)	references to this agreement include this agreement as amended or supplemented in accordance with its terms.

1.3.	The Schedules form part of this agreement and shall have the same force and effect as if set out in the body of this agreement and any reference to this agreement shall include the Schedules.

2.	Publication of the Announcement and the terms of the Acquisition

2.1.	The obligations of the parties under this agreement, other than this clause 2.1 and clauses 11 to (inclusive) and 22 to (inclusive), shall be conditional on the release of the Announcement via a Regulatory Information Service at or before 8.00 a.m. on the Business Day following the date of this agreement or such later time and date as the parties may agree (and where required by the Code, the Panel may approve). This clause 2.1 and clauses 1, 11 to 19 (inclusive) and 22 to 26 (inclusive) shall take effect on and from execution of this agreement.

2.2.	The terms of the Acquisition shall be as set out in the Announcement, together with such other terms as may be agreed by the parties in writing (save in the case of an improvement to the terms of the Acquisition, which will be at the absolute discretion of Gran Tierra Energy Inc.) and, where required by the Code, approved by the Panel. The terms of the Acquisition at the date of publication of the Acquisition Document shall be set out in the Acquisition Document.

2.3.	Subject to the terms of this agreement and applicable Law Gran Tierra Energy Inc. undertakes to i3 Energy Plc to co-operate with i3 Energy Plc and its advisers for the purposes of implementing, and to use reasonable endeavours to implement, the Acquisition in substantially the form contemplated by, and on the terms set out in, the Announcement. Gran Tierra Energy Inc. further undertakes to i3 Energy Plc to not amend the Long Stop Date without the prior consent of i3 Energy Plc and the Panel.

3.	Undertakings in relation to Regulatory Approvals and Conditions

3.1.	Except if prohibited by the requirements of the Code, any applicable Law and any Regulatory Authority, if a party to this agreement is or becomes aware of any matter which might reasonably be considered to be material in the context of the satisfaction or waiver, or to provide sufficient grounds for it to be able to invoke, any of the Regulatory Conditions, it will as soon as reasonably practicable make the substance of all such matters known to the other party and provide such details and further information of which it is aware and which the other party may reasonably request.

3.2.	i3 Energy Plc (and/or the relevant members of the i3 Energy Plc Group), Gran Tierra Energy Inc. (and/or the relevant members of the Gran Tierra Energy Inc. Group) or such persons jointly (as may be required by applicable Law or a Regulatory Authority) shall submit to the Regulatory Authorities (in draft or in final form, as the case may be) any filings, notifications or submissions as are necessary in connection with any Regulatory Approval which it has a responsibility to make under applicable Law (or if otherwise required by a Regulatory Authority) within any applicable mandatory time periods and, in any event, with respect to the filings, notifications or submissions as are necessary or expedient to satisfy the Regulatory Conditions, as soon as reasonably practicable after the execution of this agreement, unless otherwise agreed between the parties (acting in good faith) and, in respect of any such filing, notification or submission, shall take all required, necessary or advisable steps to avoid: (i) any declaration of incompleteness by any Regulatory Authority; and (ii) any suspension of any review period by any Regulatory Authority, provided that any undertaking, condition or order (as applicable), and/or the payment of any material amounts (directly or indirectly) to secure the Regulatory Approvals, shall only be given or imposed on terms satisfactory to Gran Tierra Energy Inc. acting reasonably.

3.3.	Without prejudice to clause 3.5 and except where otherwise required by applicable Law or a Regulatory Authority, the parties shall:

(a)	cooperate with each other in good faith in connection with, and use reasonable endeavours in terms of, obtaining the Regulatory Approvals;

(b)	agree the strategy to be pursued for obtaining the Regulatory Approvals including:

(i)	the timing and sequencing for contacting and corresponding with the Regulatory Authorities; and

(ii)	communicating with and making any submissions to any Regulatory Authority with respect to the Acquisition,

provided that, in each case, any undertaking, condition or order (as applicable), and/or the payment of any material amounts (directly or indirectly) to secure the Regulatory Approvals, shall only be given or imposed on terms satisfactory to Gran Tierra Energy Inc. acting reasonably;

(c)	promptly contact, correspond and maintain appropriate regular and ongoing dialogue with the Regulatory Authorities in relation to the Regulatory Approvals, including submitting and preparing in accordance with this agreement, all necessary filings, notifications and submissions (where required or where commercially reasonable/advisable);

(d)	as soon as reasonably practicable, notify the other party of any material communication (whether written or oral) from or with any Regulatory Authority;

(e)	where practicable, give the other party reasonable notice of, and reasonable opportunity to participate in, all material meetings and telephone calls with any Regulatory Authority; and

(f)	promptly keep the other party informed of any developments which are material to the obtaining of any Regulatory Approvals.

3.4.	Subject to the provisions of clause 3.5, if any Regulatory Authority in any jurisdiction enacts, makes or proposes any statute, regulation, decision or order, or imposes or proposes to impose any requirement, or takes any other steps or action under the applicable laws of any jurisdiction, in connection with the Acquisition or as a condition of any Regulatory Approval, Gran Tierra Energy Inc. shall use all reasonable endeavours to take or cause to be taken all reasonable steps or actions necessary in order to comply with such statute, regulation, decision or order or to obtain the relevant Regulatory Approval (including taking or causing to be taken all reasonable steps necessary to prevent such event or matter from impeding completion of the Acquisition) provided that Gran Tierra Energy Inc. shall not for these purposes be required to propose or accept any Remedies that would reasonably be considered to be capable of: (a) materially limiting, or otherwise materially delaying, its ability to own, control and operate the i3 Energy Plc Group; (b) materially limiting or delaying its ability to integrate the i3 Energy Plc Group into the Gran Tierra Energy Inc. Group; or (c) otherwise materially or adversely affecting the business of the Gran Tierra Energy Inc. Group or the i3 Energy Plc Group.

3.5.	Nothing in this agreement shall require Gran Tierra Energy Inc. to, or to procure any member of the Gran Tierra Energy Inc. Group to, commit to the disposal of any entity or business which, prior to the Effective Date, constitutes part of the Gran Tierra Energy Inc. Group in order to obtain any Regulatory Approval.

3.6.	Gran Tierra Energy Inc. shall be responsible for paying any filing, administrative or other fees levied by any Regulatory Authority for any Regulatory Approval that is obtained.

3.7.	Each party undertakes as soon as reasonably practicable to:

(a)	provide (and cause its auditors and engineers to provide) all such information, document and assistance to the other party as the other party (or its legal advisers) may reasonably require for the purposes of obtaining any Regulatory Approvals and making submissions, filings or notifications to any Regulatory Authority, and to assist, to the extent reasonable, the other party in furtherance of any activities contemplated under clauses 3.1 and 3.2;

(b)	where required by any Regulatory Authority, submit such information directly to the Regulatory Authority; and

(c)	provide (and cause its auditor and engineers to provide) all such other assistance and access to its management and employees as the other party (or its legal advisers) may reasonably require for the purposes of obtaining the Regulatory Approvals or making submissions, filings or notifications to any Regulatory Authority.

3.8.	Nothing in this agreement shall at any time oblige Gran Tierra Energy Inc.:

(a)	to waive or treat as satisfied any Condition that Gran Tierra Energy Inc. is entitled, with the permission of the Panel, to invoke; or

(b)	where Gran Tierra Energy Inc. has given notice to i3 Energy Plc that it considers it is or may be entitled to invoke a Condition, to waive or treat as satisfied any Condition before the date on which the Panel rules (or if any such ruling is capable to appeal, Gran Tierra Energy Inc. confirms that it does not intend to appeal) that any such Condition may be invoked.

4.	Scheme Document

4.1.	Where the Acquisition is being implemented by way of the Scheme, Gran Tierra Energy Inc. agrees:

(a)	promptly to provide i3 Energy Plc all such information about itself, its directors and the Gran Tierra Energy Inc. Group (and, to the extent required by the Panel, any other person connected with Gran Tierra Energy Inc.) as may reasonably be requested or which is required by i3 Energy Plc (having regard to the Code and other applicable Law) for inclusion in the Scheme Document;

(b)	promptly to provide i3 Energy Plc with all such other assistance and access as may reasonably be requested or required in connection with the preparation of the Scheme Document and any other document required under the Code or by other applicable Law to be published in connection with the Scheme, including access to, and ensuring the provision of reasonable assistance by, Gran Tierra Energy Inc.'s relevant professional advisers; and

(c)	to procure that the Gran Tierra Energy Inc. Responsible Persons accept responsibility, in the terms required by the Code, for all the information (including any expressions of opinion) in the Scheme Document and any other document required under the Code or by other applicable Law to be published in connection with the Scheme relating to themselves (and members of their immediate families, related trusts and persons connected with them), Gran Tierra Energy Inc., the Gran Tierra Energy Inc. Group, the financing of the Acquisition, information on Gran Tierra Energy Inc.'s future plans for the i3 Energy Plc Group, its management and employees, any statements of opinion, belief or expectation of the Gran Tierra Energy Inc. Responsible Persons in relation to the Acquisition or the enlarged group of Gran Tierra Energy Inc. following the Effective Date and any other information in the Scheme Document for which an offeror is required to accept responsibility under the Code; and

(d)	to promptly correct any information provided by it for use in the Scheme Document to the extent it becomes aware that such information has become false or misleading.

5.	Implementation of the Acquisition

5.1.	Gran Tierra Energy Inc. acknowledges and agrees that the expected timetable for implementation of the Acquisition will be contained in the Scheme Document, subject to any revisions required as a result of the availability of Court Hearing dates.

5.2.	Where the Acquisition is being implemented by way of the Scheme:

(a)	Gran Tierra Energy Inc. undertakes that, by no later than 11.59 p.m. on the Business Day immediately preceding the Court Hearing, it shall deliver a notice in writing to i3 Energy Plc either:

(i)	confirming the satisfaction or waiver of all Conditions (other than the Condition relating to Court's sanction of the Scheme and any Condition relating to the Long Stop Date); or

(ii)	confirming its intention to invoke one or more Conditions (which will always be subject to the consent of the Panel) and providing reasonable details of the event which has occurred, or circumstances which have arisen, which Gran Tierra Energy Inc. reasonably considers entitle it to invoke the Condition and why, in the case of any Condition to which Rule 13.5(a) of the Code applies, Gran Tierra Energy Inc. considers such event or circumstance to be of material significance to Gran Tierra Energy Inc. in the context of the Acquisition;

(b)	in circumstances in which Gran Tierra Energy Inc. confirms the satisfaction or waiver of all Conditions (other than the Condition relating to Court's sanction of the Scheme and any Condition relating to the Long Stop Date) as contemplated by clause 5.1(a)(i) above, Gran Tierra Energy Inc. shall instruct counsel to appear on its behalf at the Court Hearing and undertake to the Court to be bound by the terms of the Scheme in so far as it relates to Gran Tierra Energy Inc..

6.	Switching to a Takeover Offer

6.1.	The parties currently intend that the Acquisition will be implemented by way of the Scheme. However, to the extent permitted pursuant to applicable Law, Gran Tierra Energy Inc. shall be entitled, with the consent of the Panel, to implement the Acquisition by way of a Takeover Offer rather than the Scheme (such election being a Switch) if (but only if):

(a)	i3 Energy Plc provides its prior written consent;

(b)	a i3 Energy Plc Board Adverse Recommendation Change occurs; or

(c)	a Competing Proposal is announced under Rule 2.7 of the Code or i3 Energy Plc announces that it or any member of its Group has entered into one or more legally binding agreements (whether or not subject to conditions) to effect a Competing Proposal.

6.2.	In the event of an Agreed Switch, unless otherwise agreed with i3 Energy Plc or required by the Panel:

(a)	Gran Tierra Energy Inc. shall:

(i)	discuss any announcements relating to the Agreed Switch and its implementation and any proposed changes to the timetable in relation to the implementation of the Switch with i3 Energy Plc in a timely manner;

(ii)	prepare, as soon as reasonably practicable, the Offer Document and related form of acceptance;

(iii)	consult with i3 Energy Plc as to the timing of the publication of the Offer Document and the form of acceptance; and

(iv)	consult with i3 Energy Plc as to the form and content of the Offer Document and the form of acceptance allowing i3 Energy Plc a reasonable opportunity to consider the draft Offer Document for review and comment;

(b)	the Acceptance Condition shall be set at 90 per cent of the i3 Energy Plc Shares to which the Takeover Offer relates (or such lesser percentage as may be agreed between the parties, after, to the extent necessary, consultation with the Panel, being in any case more than 50 per cent of the i3 Energy Plc Shares to which the Takeover Offer relates);

(c)	Gran Tierra Energy Inc. shall not, and shall procure that no member of the Gran Tierra Energy Inc. Group shall:

(i)	make (or otherwise be treated by the Panel as having made) an acceleration statement (as referred to in Rule 31.5 of the Code) earlier than 14 days prior to Day 60; or

(ii)	publish (or otherwise be treated by the Panel as having published) an acceptance condition invocation notice (as referred to in Rule 31.6 of the Code) earlier than 14 days prior to Day 60;

(d)	where a material official authorisation or regulatory clearance remains outstanding, Gran Tierra Energy Inc. shall ensure that appropriate steps are taken to suspend the offer timetable by 5.00 p.m. on the second day prior to Day 39;

(e)	Gran Tierra Energy Inc. shall ensure that the Takeover Offer is made on substantially the same terms, so far as applicable, as those set out in the Announcement, subject to appropriate amendments and shall ensure that the only conditions to the Takeover Offer shall be the Conditions and those required by applicable Law, subject to replacing the Scheme Conditions with the Acceptance Condition and any other modifications or amendments to the Conditions as may be required by the Panel, agreed in writing between the parties or required by applicable Law;

(f)	Gran Tierra Energy Inc. shall keep i3 Energy Plc informed, on a regular and confidential basis (and in any event as soon as reasonably practicable following a written request from i3 Energy Plc) of the number of i3 Energy Plc Shareholders that have validly returned their acceptance or withdrawal forms or incorrectly completed their acceptance or withdrawal forms, the identity of such shareholders and the number of i3 Energy Plc Shares to which such forms relate; and

(g)	all provisions of this agreement relating to the Scheme and its implementation shall apply to the Takeover Offer or its implementation mutatis mutandis.

6.3.	In the event of an Agreed Switch, unless otherwise agreed with Gran Tierra Energy Inc. or required by the Panel:

(a)	i3 Energy Plc shall:

(i)	to the extent permitted by applicable Law, take all actions necessary to reduce the statutory offer period or similar concept of the Takeover Offer to the shortest permitted time period; and

(ii)	consult with Gran Tierra Energy Inc. as to the timing of the publication or dissemination of any document or documents required to be prepared, filed and/or delivered to any person (including the i3 Energy Plc Shareholders) by i3 Energy Plc in connection with the Takeover Offer or as a result of the publication or, dissemination of the Offer Document and consult with Gran Tierra Energy Inc. as to the form and content of such document or documents.

7.	i3 Energy Plc Share Plans

7.1.	The parties agree that the provisions of Schedule 1 (i3 Energy Plc Share Plans) shall be implemented in accordance with that Schedule.

7.2.	Gran Tierra Energy Inc. and i3 Energy Plc agree that if the Acquisition is implemented by way of the Scheme, the timetable for its implementation shall be fixed so as to enable options and awards under the relevant i3 Energy Plc Share Plans that are exercised and/or vest upon the sanction of the Scheme by the Court to be exercised or vest in sufficient time to enable the resulting i3 Energy Plc Shares to be bound by the Scheme on the same terms as the i3 Energy PlcShares held by i3 Energy Plc Shareholders.

8.	Directors' and officers' insurance

8.1.	If and to the extent such obligations are permitted by Law, for six years after the Effective Date, Gran Tierra Energy Inc. shall procure that the members of the i3 Energy Plc Group honour and fulfil their respective obligations (if any) existing as at the date of this agreement to indemnify their respective directors and officers, to advance expenses and to provide all reasonable assistance to the current directors and officers of i3 Energy Plc to the extent they need to make a claim against the existing i3 Energy Plc directors' and officers' insurance policy (including any associated run-off cover), in each case with respect to matters existing or occurring at or prior to the Effective Date.

8.2.	Gran Tierra Energy Inc. acknowledges that i3 Energy Plc may purchase directors' and officers' liability insurance cover for both current and former directors and officers of the i3 Energy Plc Group, including directors and officers who retire or whose employment is terminated as a result of the Acquisition, for acts and omissions up to and including the Effective Date, in the form of runoff cover for a period of six years following the Effective Date. Such insurance cover shall be with reputable insurers and provide cover, in terms of amount and breadth, on substantially the same terms as that provided under the i3 Energy Plc Group's directors' and officers' liability insurance as at the date of this agreement.

9.	Termination

9.1.	Subject to clauses 9.2 and 9.3, this agreement shall immediately terminate and all obligations of the parties under this agreement shall immediately cease, in the following circumstances:

(a)	if agreed in writing between the parties at any time prior to the Effective Date;

(b)	if the Announcement is not released via a Regulatory Information Service at or before 08.00 a.m. on the Business Day following the date of this agreement (unless, prior to that time, the parties have agreed another later time and date in accordance with clause 2.1);

(c)	if the Acquisition is, with the permission of the Panel, withdrawn or lapses in accordance with its terms on or prior to the Long Stop Date (other than where: (i) such lapse or withdrawal is as a result of the exercise of Gran Tierra Energy Inc.'s right to effect a Switch in accordance with the terms of this agreement; or (ii) it is otherwise to be followed within five Business Days by an announcement under Rule 2.7 of the Code made by Gran Tierra Energy Inc. or a person acting in concert with Gran Tierra Energy Inc. to implement the Acquisition by a different scheme or takeover offer on substantially the same or improved terms);

(d)	if Scheme Shareholders vote at the Court Meeting and such vote does not achieve the requisite majorities for the Scheme to be approved or i3 Energy Plc Shareholders vote on the Resolution(s) at the i3 Energy Plc General Meeting and any such vote does not achieve the requisite majority(ies) for the resolution(s) being voted on to be passed or the Court refuses to sanction the Scheme;

(e)	unless otherwise agreed by the parties in writing, if the Effective Date has not occurred on or before the Long Stop Date;

(f)	Gran Tierra Energy Inc. invokes (and is permitted by the Panel to invoke) any Condition so as to cause the Acquisition to lapse or be withdrawn;

(g)	upon service of written notice by Gran Tierra Energy Inc. on i3 Energy Plc if:

(i)	a i3 Energy Plc Board Adverse Recommendation Change occurs;

(ii)	a Competing Proposal is announced under Rule 2.7 of the Code which is recommended by the i3 Energy Plc Board or for which the i3 Energy Plc Board have publicly announced an intention to recommend; or

(iii)	a Competing Proposal completes, becomes effective or becomes, or is declared, unconditional in all respects.

9.2.	Termination of this agreement shall be without prejudice to the rights of the parties which have arisen prior to termination, including any claim in respect of a breach of this agreement.

9.3.	Clauses 10 and 13 to 18 (inclusive), clauses 22 to 26 (inclusive), this clause 9 and all related provisions of clause 1 shall survive termination of this agreement.

10.	Canadian Transaction Personal Information

10.1.	Each party shall comply with all applicable Canadian Privacy Laws in the course of collecting, disclosing and using Transaction Canadian Personal Information. Subject to the foregoing, the parties may collect, use and disclose Transaction Canadian Personal Information for purposes related to determining whether to proceed with the Acquisition or carrying out and completing the Acquisition. Prior to the Effective Date, Gran Tierra Energy Inc. shall not disclose Transaction Canadian Personal Information to any person other than its representatives, including its counsel and other advisors, who are evaluating and advising on the Acquisition.

10.2.	Gran Tierra Energy Inc. shall protect and safeguard Transaction Canadian Personal Information against unauthorized use or disclosure and shall cause its representatives to observe the terms of this clause 10 and protect and safeguard Transaction Canadian Personal Information in their possession. If this agreement is terminated prior to the Effective Date, Gran Tierra Energy Inc. shall promptly deliver to i3 Energy Plc, or permanently delete, all Transaction Canadian Personal Information in its possession or in the possession of any of its representatives, including all copies, reproductions, summaries and extracts thereof.

10.3.	Except to the extent permitted or required under applicable Canadian Privacy Laws, Gran Tierra Energy Inc. shall not, without the consent of the individuals to whom such Transaction Canadian Personal Information relates, use or disclose Transaction Canadian Personal Information:

(a)	for purposes other than those for which such Transaction Canadian Personal Information was collected prior to the Effective Date; or

(b)	which does not relate to the carrying on of the business of any member of the i3 Energy Plc Group or to the carrying out of the purposes for which the Acquisition was implemented.

11.	Takeover Code

11.1.	Nothing in this agreement shall in any way limit the parties' obligations under the Code, and any uncontested rulings of the Panel as to the application of the Code in conflict with the terms of this agreement shall take precedence over such terms of this agreement.

11.2.	The parties agree that, if the Panel determines that any provision of this agreement that requires i3 Energy Plc to take or not to take any action, whether as a direct obligation or as a condition to any other person's obligation (however expressed), is not permitted by Rule 21.2 of the Code, that provision shall have no effect and shall be disregarded.

11.3.	Nothing in this Agreement shall oblige i3 Energy Plc to pay any amount in damages which the Panel determines would not be permitted by Rule 21.2 of the Code.

11.4.	Nothing in this agreement shall oblige i3 Energy Plc or the i3 Energy Plc Directors to recommend any Takeover Offer or any Scheme proposed by Gran Tierra Energy Inc. or any member of its Group.

11.5.	Without prejudice to the representations and warranties given by the parties pursuant to clause 12, nothing in this agreement shall be taken to restrict the directors of any member of the i3 Energy Plc Group or the Gran Tierra Energy Inc. Group from complying with Law, orders of court or regulations, including the Code, the AIM Rules and the rules and regulations of the Panel, the Financial Conduct Authority, the Toronto Stock Exchange and the New York Stock Exchange.

12.	Warranties

12.1.	Each party warrants to the other party on the date of this agreement that:

(a)	it has the requisite power and authority to enter into and perform its obligations under this agreement;

(b)	this agreement constitutes its binding obligations in accordance with its terms; and

(c)	the execution and delivery of, and performance of its obligations under, this agreement will not:

(i)	result in any breach of any provision of its constitutional documents;

(ii)	result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound; or

(iii)	result in a breach of any order, judgment, or decree of any court or governmental agency to which it is a party or by which it is bound.

12.2.	Gran Tierra Energy Inc. warrants to i3 Energy Plc that as at the date of this Agreement no Gran Tierra Energy Inc. shareholder resolution is required to implement the Acquisition.

12.3.	Neither party shall have any claim against the other party pursuant to clause 12.1 or 12.2 for misrepresentation or breach of warranty after the Effective Date (without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement).

13.	Costs

13.1.	Except as otherwise provided in this agreement, each party shall pay its own Costs incurred in connection with negotiating, preparing and completing this agreement or otherwise in connection with the Acquisition.

14.	Entire agreement

14.1.	Without prejudice to the terms of the Announcement or the Acquisition Document, this agreement and the Confidentiality Agreement together set out the entire agreement between the parties relating to the Acquisition and supersede any previous draft, agreement, arrangement or understanding, whether in writing or not, relating to the Acquisition.

14.2.	Each party acknowledges that in entering into this agreement it is not relying upon any pre-contractual statement that is not set out in this agreement or the Confidentiality Agreement.

14.3.	Except in the case of fraud or fraudulent misrepresentation, no party shall have any right of action against any other party to this agreement arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this agreement or the Confidentiality Agreement.

14.4.	For the purposes of this clause, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this agreement or the Confidentiality Agreement made or given by any person at any time prior to the entry into of this agreement.

14.5.	Nothing in this agreement shall limit any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

14.6.	Each party agrees to the terms of this clause 14 on its own behalf.

15.	Assignment

Unless the parties specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this agreement nor grant, declare, create or dispose of any right or interest in it.

16.	Notices

16.1.	Any notice to be given by one party to the other party in connection with this agreement shall be in writing in English and signed by or on behalf of the party giving it. It shall be delivered by hand, email, registered post or courier using an internationally recognised courier company.

16.2.	A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of transmission if delivered by email. Where delivery occurs outside of Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

16.3.	The addresses and email addresses of the parties for the purpose of clause 16.1 are:

(a)	Gran Tierra Energy Inc.

Address:	500 Centre Street SE, Calgary AB, Canada, T2G 1A6

Email:	phillipabraham@grantierra.com

With a copy to: GTELegal@grantierra.com>

For the attention of:	Phillip Abraham

With a copy (which shall not constitute notice) to:

Address:	Ashurst LLP London Fruit & Wool Exchange 1 Duval Square London E1 6PW United Kingdom

Email:	tom.mercer@ashurst.com

For the attention of:	Tom Mercer

(b)	i3 Energy Plc

Address:	New Kings Court Tollgate Chandler's Ford Eastleigh Hampshire United Kingdom SO53 3LG

Email:	rheath@i3.energy

For the attention of:	Ryan Heath

With a copy (which shall not constitute notice) to:

Address:	Burness Paull 50 Lothian Road Edinburgh United Kingdom EH3 9WJ, DX: ED73

Email:	Chris.Gotts@burnesspaull.com

For the attention of:	Chris Gotts

16.4.	Each party shall notify the other party in writing of any change to its details in clause 16.3 from time to time.

17.	Language

Each language of communication under or in connection with this agreement shall be in English.

18.	Waivers, rights and remedies

18.1.	The rights and remedies provided for in this agreement are cumulative and not exclusive of any other rights or remedies, whether provided by Law or otherwise.

18.2.	No failure to exercise, or delay in exercising, any right under this agreement or provided by Law shall affect that right or operate as a waiver of the right. The single or partial exercise of any right under this agreement or provided by Law shall not preclude any further exercise of it.

18.3.	Without prejudice to any other rights or remedies that the other party may have, each party acknowledges and agrees that damages may not be an adequate remedy for any breach by it of this agreement and that accordingly the other party may be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief, or any combination of these remedies, for any threatened or actual breach of this agreement by any party and no proof of special damages shall be necessary for the enforcement by any party of the rights under this agreement.

19.	No partnership

No provision of this agreement creates a partnership between the parties or makes a party the agent of the other party for any purpose. Neither party has the authority or power to bind, to contract in the name of, or to create a liability for the other party in any way or for any purpose.

20.	Time of essence

Except as otherwise expressly provided, time shall be of the essence in this agreement both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this agreement or by agreement in writing between Gran Tierra Energy Inc. and i3 Energy Plc.

21.	Further assurances

At its own Cost, each party shall (and shall procure that members of its Group shall and shall use reasonable endeavours to procure that any necessary third party shall) execute such documents and do such acts and things as may be necessary for the purpose of giving the full benefit of this agreement.

22.	Counterparts

This agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this agreement by email attachment or telecopy will be an effective mode of delivery.

23.	Variations

23.1.	No variation of this agreement shall be valid unless it is in writing and duly executed by or on behalf of both parties.

23.2.	If this agreement is varied:

(a)	the variation shall not constitute a general waiver of any provisions of this agreement;

(b)	the variation shall not affect any rights, obligations or liabilities under this agreement that have already accrued up to the date of variation; and

(c)	the rights and obligations of the parties under this agreement shall remain in force, except as, and only to the extent that, they are varied.

24.	Invalidity

24.1.	Each of the provisions of this agreement is severable.

24.2.	If and to the extent that any provision of this agreement:

(a)	is held to be, or becomes, invalid or unenforceable under the Law of any jurisdiction; but

(b)	would be valid, binding and enforceable if some part of the provision were deleted or amended,

then the provision shall apply with the minimum modifications necessary to make it valid, binding and enforceable and neither the validity or enforceability of the remaining provisions of this agreement, nor the validity or enforceability of that provision under the Law of any other jurisdiction, shall in any way be affected or impaired as a result of this clause24.2.

25.	Third party enforcement rights

25.1.	Each of the persons to whom clauses 8.1 and/or 8.2 applies may under the Contracts (Rights of Third Parties) Act 1999 enforce the terms of clauses 8.1 and/or 8.2 (as applicable). This right is subject to: (i) the rights of the parties to rescind or vary this agreement without the consent of any other person; and (ii) the other terms and conditions of this agreement.

25.2.	Except as set out in clause25.1, a person who is not a party to this agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

26.	Governing law and jurisdiction

26.1.	This agreement and any non-contractual obligations arising out of or in connection with this agreement shall be governed by, and interpreted in accordance with, English law.

26.2.	The English courts shall have exclusive jurisdiction in relation to all disputes (including claims for set-off and counterclaims) arising out of or in connection with this agreement including, without limitation disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, termination or the legal relationships established by, this agreement; and (ii) any non-contractual obligations arising out of or in connection with this agreement. For such purposes each party irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of such jurisdiction. Each party also irrevocably waives any objection to the recognition or enforcement in the courts of any other country of a judgment delivered by an English court exercising jurisdiction pursuant to this clause.

IN WITNESS whereof this agreement has been entered into on the date stated on page 1.

Schedule 1

i3 Energy Plc Share Plans

i3 Energy Plc and Gran Tierra Energy Inc. intend that the following arrangements and acknowledgements will, subject to the Scheme becoming effective in accordance with its terms, apply in respect of the Employee Share Option Plans adopted in 2018, 2020 and 2022 and the Non-Employee Share Option Plan adopted in 2020 (the Share Plans).

1.	General

1.1.	Subject to applicable confidentiality, legal and regulatory requirements, Gran Tierra Energy Inc. and i3 Energy Plc agree to co-operate in order to facilitate the implementation of the arrangements set out in this Schedule 1.

1.2.	If there is an Agreed Switch and the Acquisition is implemented by way of a Takeover Offer, references to the date on which the Court sanctions the Scheme (the Court Sanction Date) and the Effective Date will be read as if they referred to the date on which the Takeover Offer becomes or is declared unconditional.

1.3.	Gran Tierra Energy Inc. and i3 Energy Plc acknowledge that any exercise of options under the Share Plans described in this Schedule 1 will be subject to the usual deductions for applicable taxes and national insurance or social security contributions, where such taxes or contributions are required to be withheld

2.	Outstanding Options

2.1.	As at 14 May 2024, the following options were outstanding under the Share Plans (the Options):

Relevant Share Plan	Number of vested ordinary shares under option	Number of unvested ordinary shares under option	Number of ordinary shares under option
Employee Share Option 2018 Plan	5,764,769	18,677,090	24,441.859
Employee Share Option 2020 Plan	853,652	0	853,652
Employee Share Option Plan 2022	591,668	22,219,723	22,811,391
Non-Employee Share Option Plan 2020	Nil	Nil	Nil
	633,334	Nil	633,334
TOTAL	7,843,423	40,896,813	48,740,236

2.2.	In addition:

(a)	as at 14 May 2024, other than the Options referred to in paragraph 2.1 above, no additional options or awards are outstanding over i3 Energy Plc Shares which may result in the issue of i3 Energy Plc Shares;

(b)	no additional options or awards have been granted over i3 Energy Plc Shares (whether under the Share Plans or otherwise) since 14 May 2024; and

(c)	other than as set out in this Schedule 1 and the cash awards granted to i3 Energy Plc employees under i3 Energy Plc's discretionary cash-based long term incentive plan approved by the Board by written resolution on 9 November 2023 and 3 May 2024 and the notice pay entitlements set out in the i3 Energy Plc employees' employment contracts, i3 Energy Plc has not agreed to make any payment or provide any benefit to i3 Energy Plc employees in connection with or arising as a consequence of the Acquisition.

3.	Appropriate proposals

3.1.	Gran Tierra Energy Inc. and i3 Energy Plc acknowledge that the Scheme Record Time (as defined in the Announcement) shall take place after the Court Sanction Date, to allow those i3 Energy Plc Share Plan participants who acquire i3 Energy Plc Shares on or before the Court Sanction Date to have those i3 Energy Plc Shares acquired by Gran Tierra Energy Inc. and dealt with through the Scheme.

3.2.	Gran Tierra Energy Inc. and i3 Energy Plc intend to jointly write to participants in the Share Plans on, or as soon as practicable after, the posting of the Scheme Document to inform them of:

(a)	the impact of the Scheme on their Options and the extent to which their Options will vest if not already vested and exercisable;

(b)	the proposals made to participants in the Share Plans under Rule 15 of the Code; and

(c)	any actions they may need to take in connection with their Options as a result of the Scheme.

4.	Amendment to Articles

Gran Tierra Energy Inc. and i3 Energy Plc agree that i3 Energy Plc Shareholder approval will be sought for an amendment to the articles of association of i3 Energy Plc so that any i3 Energy Plc Shares issued or transferred on or after the Scheme Record Time will be automatically transferred to, or to the order of, Gran Tierra Energy Inc. in exchange for the provision by Gran Tierra Energy Inc. of the same consideration payable per i3 Energy Plc Share under the Scheme.

Schedule 2

[Form of Announcement]

Signatures

Signed by	)	I3 ENERGY PLC.
)
for and on behalf of i3 Energy Plc:	)	By:	/s/ Ryan Heath
	)		Name:	Ryan Heath
			Title:	President

Signed by	)	GRAN TIERRA ENERGY INC.
)
for and on behalf of Gran Tierra Energy Inc.:	)	By:	/s/ Ryan Ellson
	)		Name:	Ryan Ellson
			Title:	Executive Vice President and Chief Financial Officer